SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	English press release entitled, “Partial Amendments to Consolidated Financial Results April 1, 2021 – June 30, 2021.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 5, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Partial Amendments to Consolidated Financial Results April 1, 2021 – June 30, 2021

TOKYO, Japan — August 5, 2021 — ORIX Corporation has amended a part of the consolidated financial results April 1, 2021 – June 30, 2021, which was first announced on August 3, 2021. The amended parts are underlined.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

 Segment Information

Before correction

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(585)	25,163	25,748	—
	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,210,777	(9,304)	(1)

Segment profits increased by ¥25,748 million to ¥25,163 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the sales of investees, and the absence of provision for credit losses recorded in the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,210,777 million compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in securities.

After correction

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2020 (millions of yen)	Three months ended June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	(585)	25,163	25,748	—

	As of March 31, 2021 (millions of yen)	As of June 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,209,142	(10,939)	(1)

Segment profits increased by ¥25,748 million to ¥25,163 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the sales of investees, and the absence of provision for credit losses recorded in the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,209,142 million compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in securities.

(2) Consolidated Financial Condition

 Summary of Assets, Liabilities, Shareholders’ Equity

Before correction

			As of March 31, 2021	As of June 30, 2021	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,563,082	13,581,966	18,884	0%
(Segment Assets)			11,341,789	11,311,084	(30,705)	(0)%
Total Liabilities	(millions of yen	)	10,459,938	10,466,715	6,777	0%
(Short-term and Long-term Debt)			4,724,102	4,775,489	51,387	1%
(Deposits)			2,317,785	2,290,606	(27,179)	(1)%
Shareholders’ Equity	(millions of yen	)	3,028,456	3,047,532	19,076	1%
Shareholders’ Equity Per Share	(yen)		2,487.77	2,514.38	26.61	1%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets remained flat at ¥13,581,966 million compared to the end of the previous fiscal year due to increases in other assets and cash and cash equivalents being offset by decreases in investment in securities, and trade notes, accounts and other receivable. In addition, segment assets remained flat at ¥11,311,084 million compared to the end of the previous fiscal year.

After correction

			As of March 31, 2021	As of June 30, 2021	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,563,082	13,581,966	18,884	0%
(Segment Assets)			11,341,789	11,309,449	(32,340)	(0)%
Total Liabilities	(millions of yen	)	10,459,938	10,466,715	6,777	0%
(Short-term and Long-term Debt)			4,724,102	4,775,489	51,387	1%
(Deposits)			2,317,785	2,290,606	(27,179)	(1)%
Shareholders’ Equity	(millions of yen	)	3,028,456	3,047,532	19,076	1%
Shareholders’ Equity Per Share	(yen)		2,487.77	2,514.38	26.61	1%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets remained flat at ¥13,581,966 million compared to the end of the previous fiscal year due to increases in other assets and cash and cash equivalents being offset by decreases in investment in securities, and trade notes, accounts and other receivable. In addition, segment assets remained flat at ¥11,309,449 million compared to the end of the previous fiscal year.

2. Financial Information

(7) Segment Information (Unaudited)

 Segment Information by Sector

Before correction

					(millions of yen)

	Three Months ended June 30, 2020		Three Months ended June 30, 2021		March 31, 2021	June 30, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	102,072	13,292	109,792	20,279	1,676,063	1,635,925
Real Estate	78,649	1,850	96,762	11,013	872,095	864,348
PE Investment and Concession	89,773	4,601	99,624	268	378,698	382,004
Environment and Energy	33,956	7,721	29,329	4,489	489,174	490,892
Insurance	117,072	18,255	109,181	15,489	1,959,521	1,951,533
Banking and Credit	20,664	11,903	22,826	12,759	2,690,627	2,702,780
Aircraft and Ships	7,547	7,584	8,463	(4,831)	601,762	593,642
ORIX USA	24,769	(585)	47,694	25,163	1,220,081	1,210,777
ORIX Europe	36,165	7,189	50,456	13,472	369,546	368,030
Asia and Australia	28,327	6,857	34,648	8,780	1,084,222	1,111,153

Segment Total	538,994	78,667	608,775	106,881	11,341,789	11,311,084

Difference between Segment Total and Consolidated Amounts	(1,353)	(11,036)	38	(6,825)	2,221,293	2,270,882

Consolidated Amounts	537,641	67,631	608,813	100,056	13,563,082	13,581,966

After correction

					(millions of yen)

	Three Months ended June 30, 2020		Three Months ended June 30, 2021		March 31, 2021	June 30, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	102,072	13,292	109,792	20,279	1,676,063	1,635,925
Real Estate	78,649	1,850	96,762	11,013	872,095	864,348
PE Investment and Concession	89,773	4,601	99,624	268	378,698	382,004
Environment and Energy	33,956	7,721	29,329	4,489	489,174	490,892
Insurance	117,072	18,255	109,181	15,489	1,959,521	1,951,533
Banking and Credit	20,664	11,903	22,826	12,759	2,690,627	2,702,780
Aircraft and Ships	7,547	7,584	8,463	(4,831)	601,762	593,642
ORIX USA	24,769	(585)	47,694	25,163	1,220,081	1,209,142
ORIX Europe	36,165	7,189	50,456	13,472	369,546	368,030
Asia and Australia	28,327	6,857	34,648	8,780	1,084,222	1,111,153

Segment Total	538,994	78,667	608,775	106,881	11,341,789	11,309,449

Difference between Segment Total and Consolidated Amounts	(1,353)	(11,036)	38	(6,825)	2,221,293	2,272,517

Consolidated Amounts	537,641	67,631	608,813	100,056	13,563,082	13,581,966

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”